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                                                                 Exhibit (a)(7)

CONTACT:  John Cook                                    FOR IMMEDIATE RELEASE
          Nationwide Insurance
          (614) 249-7323

          Vince Duffy
          Powell Tate
          (216) 521-5215



                    NATIONWIDE WILL COMMENCE CASH TENDER OFFER
                  FOR ALL THE COMMON STOCK OF ALLIED GROUP, INC.,
                    PROPOSES MUTUAL MERGER WITH ALLIED MUTUAL
                   $47 PER SHARE PRICE REPRESENTS 69% PREMIUM

Columbus, Ohio, May 18 -- Nationwide Mutual Insurance Company today announced a cash tender offer for all the common stock of Allied Group, Inc.
of Des Moines, Iowa. Nationwide's offer will commence tomorrow, Tuesday. The price of $47 per share, net to the seller in cash, represents a premium of more than 69 percent above Friday's closing price of $27 3/4 on the New York
Stock Exchange.

Concurrently, Nationwide has submitted a merger proposal to the Board of Directors of Allied Mutual Insurance Company for the merger of Allied Mutual into Nationwide Mutual Insurance Company. Under Nationwide's proposal, Allied Mutual policyholders' interests would be converted into full rights as policyholders of Nationwide. These rights include the right to share in any distribution of Nationwide's surplus in the event of any future demutualization. Neither the consummation of the tender offer nor the mutual merger is conditioned on the other.

Nationwide has also offered to purchase from Allied Mutual all of the 6 3/4% Series Preferred Stock of Allied Group, Inc. for $65 million. Upon the merger of Nationwide Mutual and Allied Mutual the net cash proceeds will be paid to Allied Mutual policyholders as an extraordinary dividend.

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Nationwide
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Dimon R. McFerson, Chairman and Chief Executive Officer of Nationwide,
said, "Allied and Nationwide make a great fit -- positive for the policyholders, employees, management and agents of both companies. Allied policyholders will become part of a combined organization of unquestioned financial strength that will provide them access to a broader range of products and services. Allied will provide key elements for Nationwide's continuing growth -- a diversified distribution network, expanded geographic reach, and Allied's own outstanding track record in the property and casualty business."

McFerson emphasized that "the transaction will add significantly to Nationwide's long-term commitment to Des Moines, as the combined companies make the Allied distribution system a cornerstone of the growth strategy for the independent agency channel. In fact, we have pledged to maintain the current level of employment of the Allied operations and plan to add 400 new jobs in the Des Moines area over the next four years." Des Moines has been the home of Nationwide's Farmland Insurance operation since 1982. Farmland has approximately 200 employees in the Des Moines area.

McFerson said he expects that Allied's regional operations in Denver, Colorado; Lincoln, Nebraska; and Santa Rosa, California would also play important roles in Nationwide's expansion plans.

The offering documents will disclose that there have been contacts between representatives of Nationwide and Allied relative to a possible business combination dating back to January of this year. In a letter to Allied Chairman John E. Evans and Allied CEO Douglas L. Anderson, alerting them to the upcoming offer, McFerson said those efforts aimed at negotiation had been "consistently frustrated." "The compelling business logic" of the transaction moved Nationwide to act, said McFerson, who stressed



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Nationwide
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his hope that the transaction can now be negotiated in a constructive and businesslike manner.

In his letter, McFerson said "the transaction will provide employees the opportunity to reap the financial rewards of their contribution to Allied's success by tendering shares they hold in Allied's Employee Stock Ownership Plan." Based on the assumptions outlined in his letter, McFerson noted that "the value of each employee's ESOP account should triple." (See Footnote)

Allied Group's quarterly report for the first quarter of 1998 indicated that as of April 29, the outstanding stock of Allied Group consisted of 30,634,052 common shares and 1,827,222 preferred shares. Up to 1,771,677 common shares are issuable under various incentive plans.

The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with shares owned by Nationwide, constitute at least 50.1% of the voting securities of Allied Group, Inc. (2) Nationwide being satisfied, in its sole discretion, that the provisions of the Iowa Business Combination Statute are inapplicable to the proposed transaction, and (3) Nationwide having obtained all insurance regulatory approvals necessary for its acquisition of control of Allied Group, Inc. and its insurance subsidiaries on terms and conditions satisfactory to Nationwide, in its sole discretion. The offer is not conditioned upon Nationwide obtaining financing. Nationwide also said it intends, if necessary, to file with the Securities and Exchange Commission, preliminary materials to solicit proxies to expedite the offer.



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Nationwide
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The offer and its withdrawal rights will expire at midnight, New York City time, on June 16, 1998, unless the offer is extended. The offer is being made through a wholly owned subsidiary of Nationwide.

The dealer manager and financial advisor for the offer is Credit Suisse
First Boston Corporation. Georgeson & Company Inc. is the information agent. For more information on this transaction call 1-800-223-2064 or visit our web site at georgeson.com.

The Nationwide Insurance Enterprise, based in Columbus, Ohio, is one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company. Nationwide is the country's fourth-largest auto insurer; fifth-largest homeowners insurer; and Nationwide Life is the country's fifth-largest life insurer based on premiums and 13th largest based on assets.

-------------
Footnote: This benefit is based on our calculation of an estimated
$183 million surplus which will be divided among approximately 2,500 participants. Based upon our interpretation of a recent IRS technical advice memorandum, each participant will receive an earnings allocation of approximately $38 per share, in addition to the $47 tender price share. After payments of the ESOP debt, the average account balance per participant should approximate $163,000 with the actual amounts credited to a participant's account dependent on their account balance.



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